Room 4561
via fax (312) 660-0310

October 24, 2006

Gary W. McGann
Chief Executive Officer
Smurfit Kappa Funding PLC
Beech Hill
Clonskeagh, Dublin 4

Re: Smurfit Kappa Funding PLC
Form 20-F for Fiscal Year Ended December 31, 2005
Filed May 1, 2006
Forms 6-K filed May 31, 2006 and August 30, 2006

Dear Mr. McGann:

        We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Janette A. Mc Mahan
        Kirkland & Ellis
        200 East Randolph Drive
        Chicago, IL 60601